# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

January 13, 2022

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In the Matter of

**Gen 2 Technologies, Inc.**
**411 Eastgate Rd.**
**Suite A**
**Henderson, NV 89001**

**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11346

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       Gen 2 Technologies, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on January 13, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Anne Parker
Office Chief